EXHIBIT 11.1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Net income (loss) applicable to common stock	$(12,725)	$6,280	$8,254	$24,230

Average number of common shares outstanding	12,791	12,612	12,744	12,584

Net income (loss) per share - Basic	$(0.99)	$0.50	$0.65	$1.93

Average number of common shares outstanding	12,791	12,612	12,744	12,584
Add: Assumed exercise of stock options and vesting of stock grants	—	67	105	104

Common and common equivalent shares outstanding	12,791	12,679	12,849	12,688

Net income (loss) per share - Diluted	$(0.99)	$0.50	$0.64	$1.91